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13014640

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SEC
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MAR 01 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-65953~~ 8-53593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morningstar Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 West Washington Street
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Scott Schilling (312) 696-6168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph Street	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Meegan Costello Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morningstar Investment Services, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
HEIDI MILLER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/13/14

Meegan C Ryan
Signature

Treasurer
Title

Heidi Miller
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORNINGSTAR INVESTMENT SERVICES, INC.

Statement of Financial Condition

December 31, 2012

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Morningstar Investment Services, Inc:

We have audited the accompanying statement of financial condition of Morningstar Investment Services, Inc. as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Morningstar Investment Services, Inc. as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 28, 2013

MORNINGSTAR INVESTMENT SERVICES, INC.

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$	11,895,759
Fees receivable		3,195,612
Securities owned		4,310,815
Deferred tax asset, net		69,819
Capitalized software and computer equipment – net of accumulated depreciation of $190,905		50,250
Other assets		137,227
Total assets	$	19,659,482

Liabilities and Shareholder's Equity

Accounts payable and accrued expenses	$	2,124,025
Due to Parent		1,116,899
Total liabilities		3,240,924
Shareholder's equity:		
Common stock – $0.01 par value; 10,000 shares authorized; 100 shares issued		1
Additional paid-in capital		23,929,860
Accumulated deficit		(7,511,303)
Total shareholder's equity		16,418,558
Total liabilities and shareholder's equity	$	19,659,482

See accompanying notes to statement of financial condition.

(1) General

(a) Basis of Presentation

The accompanying financial statements include the accounts of Morningstar Investment Services, Inc. (the Company, we, our), a wholly owned subsidiary of Morningstar, Inc. (the Parent).

(b) Nature of Operations

The Company, a Delaware corporation, is a securities broker/dealer and investment advisor registered with the Securities and Exchange Commission (the SEC) that provides discretionary portfolio-management services for financial advisors and intermediaries.

(2) Summary of Significant Accounting Policies

(a) Management's Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and investments with original maturities of three months or less. They are stated at cost plus accrued interest, which approximates fair value. We state at fair value the portion of our cash equivalents that are invested in money market funds, which are actively traded and have quoted market prices.

(c) Revenue Recognition

Advisory fees, shareholder servicing fees, and wholesaling fees from assets under management are recognized in the period earned.

(d) Cost of Services

Cost of services primarily represents fees paid by the Company to a third-party provider of back-office services, including account maintenance and record-keeping for assets under management.

(e) Fees Receivable

Fees receivable represent advisory fees and shareholder servicing fees collected from third parties on behalf of the Company and are recorded at their net realizable value.

(f) Securities Owned

Securities owned represent shares owned in various mutual funds, equity securities, and exchange-traded funds. Securities owned are carried at market value based on current market quotes.

Realized and unrealized gains and losses on securities are included in revenues in the determination of net income (loss). Securities transactions are recorded on a trade-date basis.

(g) *Fair Value Measurements*

We follow Accounting Standards Codification (ASC) 820, *Fair Value Measurement*. ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances and does not require any new fair value measurements.

ASC 820 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

We hold cash equivalents and investments that are subject to valuation under ASC 820. We do not have any liabilities subject to valuation under ASC 820. The fair value of our cash equivalents and marketable securities subject to fair value measurements and the necessary disclosures is as follows:

	Fair value as of December 31, 2012	Fair value measurements as of December 31, 2012 using fair value hierarchy		
		Level 1	Level 2	Level 3
Equity securities	$ 2,353,972	$ 2,353,972	$ —	$ —
Mutual funds and exchanged-traded funds	1,956,842	1,956,842	—	—
Cash equivalents	111,701	111,701	—	—
Total	$ 4,422,515	$ 4,422,515	$ —	$ —

Based on our analysis of the nature and risks of our investments in equity securities and mutual funds, we have determined that presenting these investment categories each in the aggregate is appropriate.

We measure the fair value of money market funds, equity securities, and exchange-traded funds based on quoted prices in active markets for identical assets or liabilities. We did not hold any securities categorized as Level 3 as of December 31, 2012.

(h) *Due to Parent*

Due to Parent includes amounts due to the Parent. See note 5, Related-Party Transactions, for additional information concerning amounts due to Parent.

(i) *Capitalized Software and Computer Equipment*

Computer equipment is stated at cost. The cost of computer equipment is depreciated using the straight-line method based upon the useful life of the equipment, generally three years. The Company also capitalizes certain software development costs in accordance with ASC 350-50, *Website Development Costs*, and ASC 350-40, *Internal-Use Software*. Depreciation of capitalized amounts is computed using the straight-line method over the expected useful life, generally three years.

The net book value of computer equipment and capitalized software at December 31, 2012 is as follows:

	Cost	Accumulated depreciation	Net book value
Computer equipment	$ 166,987	$ (138,290)	$ 28,697
Capitalized software	74,168	(52,615)	21,553
Total	$ 241,155	$ (190,905)	$ 50,250

(j) *Stock-Based Compensation*

The Parent measures and records stock-based compensation expense in accordance with the provisions of ASC 718, *Compensation – Stock Compensation*. The Parent charges the Company stock-based compensation expense determined in accordance with ASC 718 for stock options and restricted stock units granted to the Company's employees. In accordance with ASC 718, the Parent estimates expected forfeitures at the grant date and recognizes compensation cost only for those awards expected to vest.

(k) *Income Taxes*

The Company has established deferred income taxes for the temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Uncertain tax positions are recorded in accordance with ASC 740, *Income Taxes*, which prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, and disclosure for uncertain tax positions. No changes in unrecognized tax benefits occurred during the year, and we do not have a liability recorded as of December 31, 2012. We recognize interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense in our Statement of Income. We do not anticipate any significant changes in unrecognized tax benefits during the next 12 months.

(l) Accounting for Sabbatical Leave

Full-time employees of the Company are eligible for six weeks of paid time off after four years of continuous service. In accordance with ASC 710-10-25, *Compensated Absences*, we record a liability for employees' sabbatical benefits over the period employees earn the right for sabbatical leave. As of December 31, 2012, the Company had accrued $427,809 for sabbatical earned by eligible employees.

(3) Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6⅔% of aggregate indebtedness, as defined.

At December 31, 2012, the Company had net capital, as defined, of $12,352,886, which was $12,136,824 in excess of its required minimum net capital of $216,062. The Company's ratio of aggregate indebtedness to net capital, as defined, was 0.26 to 1.

Advances to affiliates, dividend payments, and other equity withdrawals may be subject to restrictions or certain notification provisions of the rules of the SEC.

(4) Defined Contribution Plan

Substantially all employees participate in the defined contribution 401(k) plan sponsored by the Parent. The plan allows employees to voluntarily contribute pretax dollars up to a maximum amount allowable by the Internal Revenue Service. In 2012, we made matching contributions to our 401(k) program in the United States in an amount equal to 75 cents for every dollar of employee contributions up to a maximum of 7% of employee compensation in each pay period. The Company's matching contributions were $261,773 for the year ended December 31, 2012, which is included in employee compensation and benefits in the statement of income.

(5) Related-Party Transactions

(a) Intercompany Agreement

The Company and the Parent have an intercompany agreement whereby the Company engages the Parent to provide capital and certain services. In 2012, the Company recorded expense under this intercompany agreement of $3,414,443. The breakdown of the expense is as follows:

General and administrative expenses, which represent an allocation from the Parent including stock-based compensation and other overhead costs	$	2,284,614
Other operating expenses paid by the Parent on behalf of the Company		1,129,829
Total	$	3,414,443

In 2012, the Company remitted monthly payments to the Parent for these services. At December 31, 2012, the Company had a net receivable from the Parent in the amount of $24,665.

(b) ***Tax-Sharing Agreement***

The Company and the Parent have a tax-sharing agreement (the Tax-Sharing Agreement) that outlines the responsibilities of each party concerning treatment of income tax liabilities and tax benefits generated by the Company. At December 31, 2012, the Company has a net payable to the Parent in the amount of $1,141,564 related to the Tax-Sharing Agreement.

In accordance with the Tax-Sharing Agreement, as amended, the Parent will reimburse the Company $1,383 no later than the third quarter of 2013 for tax expense related to 2011. The Company is expected to pay to the Parent $1,140,181 in the future for tax expense related to 2012.

(c) ***Due to Parent***

The following is a summary of the amount due to Parent at December 31, 2012:

Due to Parent for adjustment to 2011 income taxes	$	(1,383)
Due to Parent for 2012 income taxes		(1,140,181)
Amount due to Parent for Tax-Sharing Agreement		(1,141,564)
Due from Parent for intercompany charges		24,665
Net amount due to Parent	$	(1,116,899)

(d) ***Other Receivables with Related Parties***

In addition to agreements with the Parent, the Company also has an agreement with Ibbotson, Inc. As of December 31, 2012, the Company had a receivable of $65,723 from Ibbotson, Inc. related to this agreement. In addition, the Company had a receivable of $14,874 from Morningstar Associates, LLC, for personnel costs associated with two individuals that transferred from the Company to Morningstar Associates, LLC during 2011. Ibbotson, Inc. and Morningstar Associates, LLC are both wholly owned subsidiaries of the Parent. These amounts are included in other assets on the Company's statement of financial condition.

(6) Income Taxes

The Company's income and expense are included in the consolidated U.S. federal income tax return of the Parent. The Company's provision for U.S. federal income taxes is based upon the statutory rate after giving effect to the deduction for state and local taxes. With respect to state and local taxing authorities, the Company generally files its own tax return in those jurisdictions, which do not otherwise require inclusion in a consolidated return. In 2012, our effective tax rate was 36.8%, which is 1.8% points higher than the U.S. federal tax rate of 35%, primarily as a result of state income taxes.

The components of the income tax expense for the year ended December 31, 2012 are as follows:

Deferred tax expense:		
Federal	$	79,536
State		4,274
		83,810
Current tax expense:		
Federal		1,232,872
State		68,552
		1,301,424
Income tax expense, net	$	1,385,234

The tax effects of the temporary differences that give rise to the deferred income tax asset as of December 31, 2012 are as follows:

Unrealized gains	$	(138,615)
Stock-based compensation		84,715
Sabbatical liability		154,867
Other, net		(31,148)
Total deferred income tax asset, net	$	69,819

Management believes that it is more likely than not that this net deferred tax asset will be realized based on income tax laws and expectations of future taxable income from ordinary operations of the Parent. Uncertainties surrounding income tax law changes and future operating income levels may, however, affect the ultimate realization of all or some of this deferred tax asset.

(7) Stock-Based Compensation

The Parent charges the Company stock-based compensation expense determined in accordance with ASC 718, *Compensation – Stock Compensation*, primarily for restricted stock units granted to the Company's employees.

These grants are made in accordance with the Parent's stock plans. Generally, the Company's employees are eligible for participation in these stock plans on the first day of employment. In general, stock options expire 10 years after the date of grant and vest ratably over a four-year period. Restricted stock units vest ratably over a four-year period.

The stock-based compensation expense recorded in 2012 by the Company for grants to employees under the various Parent plans was $259,493.

(Continued)

(a) Restricted Stock Units

The Parent measures the fair value of its restricted stock units on the date of grant based on the market price of the underlying common stock as of the close of trading on the day prior to grant. The Parent amortizes that value to stock-based compensation expense, net of estimated forfeitures, ratably over the vesting period.

A summary of the Parent restricted stock units held by the Company's employees as of December 31, 2012 is as follows:

Restricted stock units	Shares	Fair value
Restricted stock units — January 1, 2012	13,724	$ 50.97
Granted	5,009	55.84
Dividend equivalents	117	51.88
Vested	(4,924)	50.86
Transferred	(310)	58.67
Forfeited	(195)	48.01
Restricted stock units — December 31, 2012	13,421	52.70

As of December 31, 2012, the total amount of unrecognized stock-based compensation expense related to restricted stock units was approximately $537,582, which is expected to be recognized over an average period of approximately 31 months.

(b) Stock Options

A summary of the Parent stock options held by the Company's employees as of December 31, 2012 is as follows:

Stock options	Shares	Weighted average exercise price
Options outstanding – January 1, 2012	15,903	$ 17.64
Exercised	(11,382)	17.25
Options outstanding – December 31, 2012	4,521	20.02
Options exercisable	4,521	

The total intrinsic value (difference between the market value of the Parent's stock on the date of exercise and the exercise price of the option) of options exercised in 2012 was $489,329.

Additional information for the Parent's options outstanding and options exercisable held by the Company's employees at December 31, 2012 is as follows:

	Options outstanding and exercisable			
Range of exercise prices	Outstanding shares	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value ($000)
$8.57	1,921	0.34	$ 8.57	$ 104
$20.58 – $46.79	2,600	2.45	28.49	89
$8.57 – $46.79	4,521	1.55	20.03	$ 193
Vested or expected to vest	4,521	1.55	20.03	$ 193

The aggregate intrinsic value in the table above represents the total pretax intrinsic value based on the Parent's closing stock price of $62.83 on December 31, 2012, which would have been received by the option holders had all option holders exercised their options as of that date.

As of December 31, 2012, there was no unrecognized stock-based compensation expense related to stock options, as all options were vested as of January 1, 2012.

(8) Subsequent Events

We evaluated events for potential recognition and disclosure in the financial statements and notes thereto presented in this report through February 28, 2013, the date the financial statements were issued.